SD 9/2/03



03051762

VF 8-29-03

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 052139

PROCESSING AUG 27 2003 SECTION 187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: York Stockbrokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 5th Avenue, 6th Floor
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Taylor 212-453-2541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spielman Koenigsberg & Parker, LLP
(Name – *if individual, state last, first, middle name*)

888 7th Avenue, 35th Floor (Address) New York (City) NY (State) 10106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of York Stockbrokers, Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title



Notary Public

RENEE HANERFELD
Notary Public, State of New York
No. 03-4868233
Qualified in Kings County
Commission Expires Jan. 26, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SEC MAIL PROCESSING
RECEIVED
AUG 27 2003
WASH. D.C. 187 SECTION

YORK STOCKBROKERS, INC.

FINANCIAL STATEMENTS

June 30, 2003 and 2002

(With Independent Auditors' Report)

YORK STOCKBROKERS, INC.

TABLE OF CONTENTS

For the Years Ended June 30, 2003 and 2002



Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report

To the Board of Directors
York Stockbrokers, Inc.:

We have audited the accompanying statements of financial condition of York Stockbrokers, Inc. as of June 30, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of York Stockbrokers, Inc. as of June 30, 2003 and 2002 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule on page eleven is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spielman Koenigsberg & Parker LLP

July 17, 2003

YORK STOCKBROKERS, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2003 and 2002

	2003	2002
Assets		
Current		
Cash and cash equivalents	$ 200,673	$ 125,017
Due from brokers	15,413	10,454
Commissions receivable	57,773	10,542
License fees receivable	20,250	22,500
Payroll tax refund receivable`	918	
Total current assets	295,027	168,513
Fixed assets, net of accumulated depreciation of $93,054 and $52,154, respectively	294,611	326,333
Securities owned	13,000	13,000
Clearing deposit	25,000	25,000
Total assets	$ 627,638	$ 532,846
Liabilities		
Current		
Accounts payable and accrued expenses	$ 75,496	$ 43,341
Deferred rent	3,946	5,051
Total liabilities	79,442	48,392
Stockholders' equity		
Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	689,000	689,000
Accumulated deficit	(141,804)	(205,546)
Total stockholders' equity	548,196	484,454
Total liabilities and stockholders' equity	$ 627,638	$ 532,846

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENTS OF OPERATIONS

For the Years Ended June 30, 2003 and 2002

	2003	2002
Revenue		
Commission income	$ 911,829	$ 1,133,188
License fee income	18,000	18,000
Service fee income		6,000
Interest and dividend income	5,186	5,470
Total revenue	935,015	1,162,658
Expenses		
Salaries and related taxes	213,607	580,819
General and administrative	253,940	244,541
Professional fees	232,101	133,916
Equipment leasing	47,020	65,724
Travel and entertainment	13,416	34,965
Regulatory fees	33,304	33,844
Depreciation and amortization	40,900	31,973
Insurance	24,281	16,397
Clearing and floor brokerage fees	10,899	16,126
Corporate taxes	1,572	2,133
Interest charges	233	128
Total expenses	871,273	1,160,566
Net income	$ 63,742	$ 2,092

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended June 30, 2003 and 2002

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, June 30, 2000	1	$ 1,000	$ 199,000	$ (53,276)	$ 146,724
Capital contributions			290,000		290,000
Net loss				(154,362)	(154,362)
Balance, June 30, 2001	1	1,000	489,000	(207,638)	282,362
Capital contributions			200,000		200,000
Net income				2,092	2,092
Balance, June 30, 2002	1	1,000	689,000	(205,546)	484,454
Issuance of common stock	999				
Net income				63,742	63,742
Balance, June 30, 2003	1,000	$ 1,000	$ 689,000	$ (141,804)	$ 548,196

The accompanying notes are an integral
part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 63,742	$ 2,092
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	40,900	31,973
(Increase) decrease in:		
Due from brokers	(4,959)	15,713
Commissions receivable	(47,231)	(993)
License fees receivable	2,250	(18,000)
Payroll tax refund receivable	(918)	
Increase (decrease) in:		
Accounts payable and accrued expenses	32,155	4,524
Deferred rent	(1,105)	3,008
Net cash provided by operating activities	84,834	38,317
Cash flows from investing activities:		
Purchases of fixed assets	(9,178)	(225,538)
Disposal of fixed assets		47,000
Net cash used in investing activities	(9,178)	(178,538)
Cash flows from financing activities:		
Capital contributions		200,000
Net cash provided by financing activities		200,000
Net increase in cash	75,656	59,779
Cash and cash equivalents, beginning of year	125,017	65,238
Cash and cash equivalents, end of year	$ 200,673	$ 125,017
Supplemental disclosure:		
Cash paid during the year for:		
Interest expense	$ 233	$ 128
Taxes	$ 892	$ 2,133

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended June 30, 2003 and 2002

1. Organization

York Stockbrokers, Inc. ("YSI" or the "Company") is a Delaware corporation that was formed on June 17, 1999. Effective June 15, 2000, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company is currently engaged in various types of businesses, such as selling corporate debt securities, corporate equity securities, over-the-counter stocks and government securities. The Company also effects, on behalf of clients, transactions in commodity futures, commodities, commodity options, and foreign exchange. The Company is registered with the National Futures Association.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Fixed assets at June 30, 2003 and 2002 consist of the following:

	2003	2002
Leasehold improvements	$ 358,885	$ 358,885
Computer equipment	18,796	10,702
Computer software	1,084	
Furniture and fixtures	8,400	8,400
Non-depreciable assets	500	500
	387,665	378,487
Less: accumulated depreciation	(93,054)	(52,154)
	$ 294,611	$ 326,333

Revenue and Expense Recognition

The Company records commission revenue and related expenses on a trade date basis.

Income Taxes

Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." As required under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Reclassifications

Certain amounts in the 2002 financial statements have been reclassified in order to conform with the 2003 presentation.

3. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker/dealer, the Company engaged in various brokerage activities on an agency basis. As a non-clearing broker, the Company has their own and customers' transactions cleared through other broker dealers pursuant to fully disclosed clearance agreements. Nonperformance by its customers in fulfilling their contractual obligation pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. Substantially all of the Company's cash is held at clearing brokers and other financial institutions. Recognizing the concentration of credit risk that this implies, the Company utilizes clearing brokers that are highly capitalized.

4. Commissions Receivable

The receivables represent commissions earned but not yet received as of June 30, 2003.

5. License Fees Receivable

The receivable represents income earned from a separate company under a License Agreement, whereas YSI grants the licensee the right to use the Company's desk space. This space shall be used by the licensee solely for administrative office purposes relating to its business. The Company charges the licensee a monthly fee of $750. As of June 30, 2003, the receivable balance is $20,250, which consists of twenty-seven months of licensing fees. As of June 30, 2002, the receivable balance was $22,500, which represented income earned from two separate licenses. One of these licenses was discontinued on June 30, 2003.

6. Securities Owned

Securities not readily marketable include securities for which there is no market on a securities exchange.

At June 30, 2003, these securities, at cost, which approximates fair value, total $13,000.

7. Clearing Deposit

The clearing deposit consists of money deposited into a capital account with the Company's clearing firm, Pershing, a Division of Donaldson, Lufkin & Jenrette. As of June 30, 2003, the balance is $25,000.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day, but as of June 30, 2003 the Company had net capital of $219,417, which was $214,121 in excess of SEC required net capital of $5,296. As of June 30, 2002 the Company had net capital of $122,621, which was $117,621 in excess of SEC required net capital of $5,000.

9. Commitments and Contingencies

The Company rents its offices in its own name, in which the underlying lease provides for rent escalations. As required by SFAS No. 13, "Accounting for Leases," the Company amortizes its rent expense on a straight-line basis over the life of the related lease. Minimum lease obligations under non-cancelable leases at June 30, 2003 are approximately, as follows, for the years ended June 30:

2004	106,704
2005	26,676
	$ 133,380

The Company leases flat panel screens, used for real-time stock exchange information, under an agreement with Bloomberg L.P. The lease expires in June 2004, but can be terminated with 60 days written notice in which case the Company will be liable for 50% of the charges to the end of the period. Minimum monthly lease payments are $1,640.

10. Related Party Transactions

Under service agreements, the Company charged a monthly fee of $3,000 each to two of its affiliates, York Stockbrokers Corp., ("YSC") and York Stockbrokers, Ltd. ("YSL") for the use of staff services. For the year ended June 30, 2002, the amounts charged were $6,000. The agreements were discontinued as of June 30, 2002.

Under the Company's lease agreement for its office space, there is a $115,000 security deposit, which was paid by an affiliate, YSL, a London based company.

The Company leased office equipment from YSL under a lease agreement that was terminated in October 2001; total lease expense was $16,333 in 2002. In 2002, the Company purchased all the fixtures, fittings and IT equipment included in the lease at a total cost of $160,460.

The Company purchased artwork from Nicholas Walker, Senior Vice President, for $47,500 during 2002. Also in 2002, the Company sold artwork for $47,000 to York Art Ltd.

The Company paid Nicholas Walker $32,598 in consulting fees in 2003.

Management represents that all transactions with affiliates are made at arms-length.

11. Income Taxes

At June 30, 2003, the Company had federal and state net operating loss carryforwards of approximately $92,000. The net operating losses will expire in the various years through June 30, 2016. The Company also had New York state net operating loss carryforwards.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes. The Company has a net deferred tax asset at June 30, 2003 of $19,406. The temporary differences that give rise to the deferred tax asset are net operating losses and the book to the tax differences for depreciation. A valuation allowance has been established to reduce this net deferred asset to zero based upon the uncertainty regarding realization of such tax benefits in future periods.

12. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

13. Equity Transfer

In 2003 the Company submitted documentation to certain regulatory agencies in regards to a change in its ownership structure. The changes have resulted in the Company being 100% owned by York Group Limited which is 100% owned by York Trust, an Isle of Man registered trust. Andrew Walker, Managing Director, and Nicholas Walker, Senior Vice President, are principal beneficiaries of York Trust. 999 new shares of common stock were issued to York Group Limited in conjunction with the change in ownership structure.

SUPPLEMENTARY INFORMATION

YORK STOCKBROKERS, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

For the Year Ended June 30, 2003

Stockholders' equity	$ 548,196
Less: nonallowable assets:	
Fixed assets, net	294,611
Securities owned	13,000
License fees receivable	20,250
Payroll tax refund receivable	918
	328,779
Net capital	219,417
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6⅔ % of aggregate indebtedness or $5,000)	5,241
Capital in excess of minimum requirement	$ 214,176
Aggregate indebtedness	$ 78,620
Ratio of aggregate indebtedness to net capital.	.36:1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA filing as of June 30, 2003.

The accompanying notes are an integral
part of these financial statements.



·**Spielman Koenigsberg & Parker, LLP**
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212.489.5200
Fax: 212.489.5217

Independent Auditors' Report on Internal Control Structure

Board of Directors
York Stockbrokers, Inc.

In planning and performing our audit of the financial statements of York Stockbrokers, Inc. (the "Company") for the year ended June 30 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention indicating such conditions had not been complied with during the year.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraphs.



Spielman Koenigsberg & Parker, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Control Structure (continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of York Stockbrokers, Inc. to achieve all of the divisions or duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Spielman Koenigsberg & Parker LLP

July 17, 2003